November 20, 2019

Jeffrey W. Dunn
President, Chief Executive Officer and Chairman
SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, CA 95050

       Re: SI-BONE, Inc.
           Registration Statement on Form S-3
           Filed November 13, 2019
           File No. 333-234679

Dear Mr. Dunn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Brett White, Esq.